AXA PREMIER FUNDS TRUST
                           1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104


October 13, 2004


VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:   AXA Premier Funds Trust
                 File Nos. 333-70752 and 811-10507
                 Request for Withdrawal of Post-Effective Amendment No. 5

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), AXA Premier Funds Trust (the "Trust") requests the withdrawal of Post-Effective Amendment No. 5 to the Trust's Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the "SEC") on October 7, 2004 (Accession No. 0001193125-04-168380) (the "Amendment").

         The Trust filed the Amendment with the SEC pursuant to Rule 485(a) under the 1933 Act with a proposed effective date of December 10, 2004. Because the Amendment had not yet been declared effective, the Trust confirms that it has not sold any shares using the form of prospectus filed with the Amendment.

         The Trust is requesting withdrawal of the Amendment because information relating to credit ratings and proxy voting policies and procedures was inadvertently omitted from appendices to the statement of additional information included in the Amendment. The Trust intends to file a new amendment that includes this information.

         The Trust hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

                                          Very truly yours,


                                          /s/ Patricia Louie
                                          ------------------
                                          Patricia Louie
                                          Vice President and Secretary